                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1 )

                                      UICI
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    902737105
                                 (CUSIP Number)

Check the following space if a fee is being paid with this statement: [ ]

(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in the prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The Schedule 13G filed for quarter ending September 30, 2000 reflected Comerica Bank with beneficial ownership in 3,639,251 shares of UICI stock, almost all of which was held by Comerica Bank as trustee for the UICI ESOP. Beneficial ownership, however, is dependent upon rights with respect to voting and disposition. Under the UICI ESOP's trust provisions relating to voting and disposition, Comerica Bank does not have beneficial ownership as defined by the regulations, with respect to shares where Comerica acts as trustee for the UICI ESOP. Accordingly, the original 13G should not have been filed. Comerica Bank is filing this 'amended' Schedule 13G to properly reflect its beneficial ownership in UICI stock.

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

         CUSIP NO.:         902737105

1.       NAME OF REPORTING PERSON, S.S OR I.R.S. IDENTIFICATION NO. OF THE ABOVE
         PERSON:

         Comerica Bank      38-0477375

2.       CHECK THE APPROPRIATE LETTER IF A MEMBER OF A GROUP:

         (a)
         (b)

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION:

         Michigan Banking Corporation

     NUMBER OF             5.       SOLE VOTING POWER:

      SHARES                              148,226

   BENEFICIALLY            6.       SHARED VOTING POWER:

     OWNED BY                                   0

       EACH                7.       SOLE DISPOSITIVE POWER:

     REPORTING                              3,300

    PERSON WITH            8.       SHARED DISPOSITIVE POWER:

                                                0

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                                          148,226

10.      CHECK THE SPACE BELOW IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
         SHARES

         [ ]

11.      PERCENT OF CLASS REPRESENTED  BY AMOUNT IN ROW 9:

                                            0.32%

12.      TYPE OF REPORTING:

         BK

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

Check the following space if a fee is being paid with this statement: [ ]

Item 1(a):   Name of Issuer:

             UICI

Item 1(b):   Address of Issuer's Principal Executive Offices:

             4001 McEwen Drive Ste 200
             Dallas, TX  75244

Item 2(a):   Name of Person Filing:

             Comerica Bank

Item 2(b):   Address of Principal Business Officer, or if none, Residence:

             One Detroit Center
             Detroit, MI 48275

Item 2(c):   Citizenship:

             Michigan Banking Corporation

Item 2(d):   Title of Class of Securities:

             COMMON STOCK

Item 2(e):   Cusip Number:

             902737105

Item 3: This statement is filed in pursuant to Rules 13d-1(b), or 13d-2(b). The filing person is a Bank as defined in Section 3(a)(6) of the Act.


Item 4:  Ownership:

    (a)  Amount Beneficially Owned:                                    148,226

    (b)  Percent of Class:                                               0.32%

    (c)  Number of Shares as to which such person has:

         (i)      sole power to vote or direct the vote:               148,226

         (ii)     shared power to vote or direct the vote:                   0

         (iii)    sole power to dispose or direct the disposition:       3,300

         (iv)     shared power to dispose or direct the disposition:         0

Item 5:  Ownership of Five Percent of Less of a Class:

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:
         [X]

Item 6:  Ownership of More than Five Percent on Behalf of Another Person:

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security being Reported on by the Parent Holding Company:




Item 8:  Identification and Classification of Members of the Group:



Item 9:  Notice of Dissolution of Group:



Item 10: Certification:

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant of any such transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Date: 04/18/2001

         Comerica Bank

         /s/ Stephen Graef
         ---------------------------------------
         By: Stephen Graef
             Vice President, Comerica Bank